Exhibit 21.1

Petco Health and Wellness Company, Inc.

List of Significant Subsidiaries

Legal Name	Jurisdiction
Petco Holdings, Inc. LLC	Delaware
Petco Animal Supplies, Inc.	Delaware
Petco Animal Supplies Stores, Inc.	Delaware